Exhibit 12.1

Reliance Steel & Aluminum Co.

Computation of Ratio of Earnings to Fixed Charges

(In millions of dollars, except ratios)

	Year Ended December 31,
Description	2008	2009	2010	2011	2012
Ratio of Earnings to Fixed Charges	8.13	3.00	4.30	6.86	8.08

Earnings Calculation:
Additions:
Pretax Income (Before Minority Interest and Equity Investees)	$766.0	$194.1	$295.8	$509.4	$607.2
Fixed charges	107.3	97.0	88.8	86.7	85.5
Distributed Income of Equity Investees	—	1.1	0.3	3.9	2.9
Subtractions:
Minority Interest included in Pretax Income that have not incurred Fixed Charges	0.9	1.0	3.5	5.4	4.8

Total Earnings	$872.4	$291.2	$381.4	$594.6	$690.8

Fixed Charges Calculation:
Interest Expensed	$82.6	$67.5	$61.2	$59.8	$58.4
Amortized Premiums, Discounts and Capitalized Expenses Related to Indebtedness	2.0	4.3	3.5	3.6	2.6
Estimated Interest included in Rental Expense	22.7	25.2	24.1	23.3	24.5

Total Fixed Charges	$107.3	$97.0	$88.8	$86.7	$85.5